SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              COMAIR HOLDINGS, INC.
                            (Name of Subject Company)

                          ----------------------------

                              Comair Holdings, Inc.
                        (Name of Person Filing Statement)

                      Common Stock, no par value per share
                        (Title of Classes of Securities)

                                    199789108
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                               Randy D. Rademacher
            Senior Vice President Finance and Chief Financial Officer
                              Comair Holdings, Inc.
                      P.O. Box 75021, Cincinnati, OH 45275
                                 (606) 767-2550
           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                          -----------------------------

                                 With a copy to:

Peter D. Lyons, Esq.                          Richard D. Siegel, Esq.
Shearman & Sterling                           Keating, Muething & Klekamp P.L.L.
599 Lexington Avenue                          1800 Provident Tower
New York, New York  10022                     One East Fourth Street
(212) 848-4000                                Cincinnati, OH  45202
                                              (513) 579-6400

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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 22, 1999 (the "Schedule 14D-9"), by Comair Holdings, Inc., a Kentucky corporation ("Comair"), relating to the offer by Delta Air Lines, Inc., a Delaware corporation, to purchase through its indirect, wholly owned subsidiary Kentucky Sub, Inc., a Kentucky corporation, all of the issued and outstanding shares of common stock (the "Shares"), no par value, of Comair, at a price of $23.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement.

         Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 is hereby amended and supplemented as follows:

         On October 19, 1999, an action styled Schear v. Comair Corporation, et al., Index No. 99-CI-1213, was commenced by a purported Comair shareholder in the Boone County Circuit Court, Commonwealth of Kentucky. On October 22, 1999, an action styled Amend v. Comair Holdings, Inc., et al., Index No. 99-CI-01233, was commenced by a purported Comair shareholder in the same court. On October 25, 1999, an action styled Barnett v. Comair Holdings, Inc., et al., Index No. 99-CI-01242, was commenced by a purported Comair shareholder in the same court. On October 28, 1999, plaintiffs in those three actions filed a first amended consolidated class action complaint in the Boone County Circuit Court, under the caption Schear v. Comair Corporation, et al., Index No. 99-CI-1213, a copy of which is attached to this Amendment No. 1 as Exhibit (d)(3) and is incorporated herein by reference. On October 29, 1999, the Boone County Circuit Court consolidated the three actions. The amended complaint names as defendants Comair, the members of the Comair Board and Delta and seeks to proceed on behalf of a purported class of Comair shareholders other than the defendants. It alleges that the price for Comair shares agreed to in the Merger Agreement is inadequate, that the members of the Comair Board breached their fiduciary duties to Comair shareholders by allegedly failing to thoroughly investigate the value of Comair before entering into the Merger Agreement, and that Delta purportedly aided and abetted these alleged breaches of duty, and among other things also makes other related claims against the Comair Board and Comair's financial advisor, Morgan Stanley Dean Witter. The amended complaint seeks preliminary and permanent injunctive relief against the Transaction, compensatory and/or rescissory damages in an unspecified amount and plaintiffs' costs and attorneys' fees.

         On October 28, 1999, an action styled Deutch v. Mueller, et al., Case No. A9906534, was commenced by a purported Comair shareholder in the Court of Common Pleas of Hamilton County, Ohio. A copy of the complaint is attached to this Amendment No. 1 as Exhibit (d)(4) and is incorporated herein by reference. The complaint in the Deutch action names as defendants Comair, the members of the Comair Board and Delta. It makes allegations and seeks relief substantially similar to the allegations made and relief sought in the Schear amended complaint and in the Barkley complaint.

         On October 27, 1999, plaintiff in the Barkley action filed an ex parte motion for temporary restraining order, seeking a temporary restraining order enjoining the Offer and the Merger and invalidating certain provisions of the Merger Agreement. Plaintiff in the Barkley action also sought expedited recovery. At a hearing before the Jefferson County Circuit Court on October 28, 1999, those applications were presented by the plaintiffs. On October 29, 1999, the Court issued an opinion and order denying plaintiff's motions. A copy of the opinion and order is attached to this Amendment No. 1 as Exhibit (d)(5) and is incorporated herein by reference.

         On October 22, 1999, plaintiffs in the Schear action filed a motion for expedited discovery and preliminary injunctive relief, seeking among other things a temporary injunction preventing the closing of the Offer and directing that expedited discovery occur. Argument on plaintiff's motion was presented by the parties at a hearing before the Boone County Circuit Court on October 29, 1999. At the conclusion of the hearing, the Court denied the motion for a preliminary injunction and overruled the motion for expedited discovery.



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         Comair, the Comair Board and Delta believe that the claims asserted against them in all of the foregoing cases are without merit and intend to defend these lawsuits vigorously.

Item 9.           MATERIAL TO BE FILED AS EXHIBITS

         Item 9 is supplemented as follows:

         (d)(1) Complaint filed on October 20, 1999 in the Supreme Court of the State of New York, County of Nassau in an action entitled Larry Byrnes and Joe Bechtold v. Robert M. Castellini, et. al. (Incorporated herein by reference to the Schedule 14D-1 filed by Delta, Delta Holdings and Kentucky Sub on October 22, 1999)

         (d)(2) Complaint filed on or about October 20, 1999, in Jefferson Circuit Court Division 13 (Commonwealth of Kentucky) in an action entitled Russell Barkley v. Comair Holdings, Inc. et. al. (Case No. 99C106214). (Incorporated herein by reference to the Schedule 14D-1 filed by Delta, Delta Holdings and Kentucky Sub on October 22, 1999)

         (d)(3) Plaintiff's First Amended Consolidated Class Action Complaint filed on October 28, 1999 in the Circuit Court of Boone County, Kentucky in an action entitled Schear v. Comair Corporation, et. al. (Incorporated herein by reference to Amendment No. 1 to the Schedule 14D-1 filed by Delta, Delta Holdings and Kentucky Sub on November 1, 1999)

         (d)(4) Class Action Complaint filed on October 28, 1999 in the Court of Common Pleas of Hamilton County, Ohio in an action entitled Deutch v. Mueller, et. al. (Incorporated herein by reference to Amendment No. 1 to the Schedule 14D-1 filed by Delta, Delta Holdings and Kentucky Sub on November 1, 1999)

         (d)(5) Opinion and Order in Barkley v. Comair Holdings, Inc., et al. (Incorporated herein by reference to Amendment No. 1 to the Schedule 14D-1 filed by Delta, Delta Holdings and Kentucky Sub on November 1, 1999)



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Comair Holdings, Inc.

                                           By:    /s/ Randy D. Rademacher
                                                 -------------------------------
                                           Name:  Randy D. Rademacher
                                           Title: Senior Vice President Finance
                                                  and Chief Financial Officer

Dated:  November 1, 1999



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                                  EXHIBIT INDEX

Exhibit No.

*(d)(1) Complaint filed on October 20, 1999 in the Supreme Court of the State of New York, County of Nassau in an action entitled Larry Byrnes and Joe Bechtold v. Robert M. Castellini, et. al.

*(d)(2) Complaint filed on or about October 20, 1999, in Jefferson Circuit Court Division 13 (Commonwealth of Kentucky) in an action entitled Russell Barkley v. Comair Holdings, Inc. et. al. (Case No. 99C106214).

**(d)(3) Plaintiff's First Amended Consolidated Class Action Complaint filed on
         October 28, 1999 in the Circuit Court of Boone County, Kentucky in an action entitled Schear v. Comair Corporation, et. al.

**(d)(4) Class Action Complaint filed on October 28, 1999 in the Court of Common
         Pleas of Hamilton County, Ohio in an action entitled Deutch v. Mueller, et. al.

**(d)(5) Opinion and Order in Barkley v. Comair Holdings, Inc., et al.

*        Incorporated herein by reference to the Schedule
         14D-1 filed by Delta, Delta Holdings and Kentucky Sub on
         October 22, 1999.

**       Incorporated herein by reference to Amendment No. 1 to the
         Schedule 14D-1 filed by Delta, Delta Holdings and Kentucky Sub on November 1, 1999.



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